EXHIBIT 14


                           THE _________________ FUNDS
                          INDIVIDUAL RETIREMENT ACCOUNT
                              DISCLOSURE STATEMENT

             Please read the following information together with the Individual Retirement Account Custodial Agreement and the Prospectus for the fund you select for investment of your IRA contributions.

             You may revoke this account any time within seven calendar days after it is established by mailing or delivering a written request for revocation to: _________________________________________________________.
   If your revocation is mailed, the date of the postmark (or the date of certification if sent by certified or registered mail) will be considered your revocation date. Upon proper revocation, you will receive a full refund of your initial contribution, without any adjustments for items such as administrative fees or fluctuations in market value.

             1. General. Your IRA is a custodial account created for your exclusive benefit, and ___________________________________ serves as custodian.  Your interest in the account is nonforfeitable.

             2. Investments. Contributions made to your IRA will be invested in shares of the __________________________ Fund and/or any other regulated investment company of the series of funds commonly known as __________________________ Funds. To the extent that two or more funds are available within ___________________ Funds, you elect how your contributions are invested.

             3. Eligibility. Employees and self-employed individuals are eligible to contribute to an IRA. Employers may also contribute to employer-sponsored IRAs established for the benefit of their employees. You may also establish an IRA to receive rollover contributions and transfers from another IRA custodian or trustee or from certain other retirement plans.

             4. Time of Contribution. You may make regular contributions to your IRA any time up to and including the due date for filing your tax return for the year, not including extensions. You may continue to make regular contributions to your IRA up to (but not including) the calendar year in which you reach 70-1/2. Employer contributions to a SEP - IRA plan may be continued after you attain age 70-1/2. Rollover contributions and transfers may be made at any time, including after you reach age 70-1/2.

             5. Amount of Contribution. You may make annual regular contributions to an IRA in any amount up to 100% of your compensation for the year or $2,000, whichever is less. Qualifying rollover contributions and transfers are not subject to this limitation.

             6. Spousal IRA. If you are married and your spouse is not employed (or if your employed spouse elects to be treated as having no compensation), you may make contributions to a spousal IRA in addition to your own IRA. The maximum amount contributed to both your own and to your spouse's IRA may not exceed 100% of your compensation or $2,250, whichever is less. In no event, however, may the annual contribution to either your account or your spouse's account exceed $2,000.

              7. Rollovers and Transfers. You are allowed to "rollover" a distribution or transfer your assets from one individual retirement account to another without any tax liability. Rollovers between IRAs may be made once per year and must be accomplished within 60 days after the distribution. Also, under certain conditions, you may roll over (tax free) all or a portion of a distribution received from a qualified plan or tax-sheltered annuity. However, strict limitations apply to such rollovers, and you should seek competent advice in order to comply with all of the rules governing rollovers.

             Effective January 1, 1993, most distributions from qualified retirement plans will be subject to a 20% withholding requirement. The 20% withholding can be avoided by directly transferring the amount of the distribution to an individual retirement account or to certain other types of retirement plans. You should receive more information regarding these new withholding rules and whether your distribution can be transferred to an IRA from the plan administrator prior to receiving your distribution.

             8. Excess Contributions. Contributions which exceed the allowable maximum for federal income tax purposes are treated as excess contributions. A nondeductible penalty tax of 6% of the excess amount contributed will be added to your income tax for each year in which the excess contribution remains in your account.

             9. Correction of Excess Contribution. If you make a contribution in excess of your allowable maximum, you may correct the excess contribution and avoid the 6% penalty tax for that year by withdrawing the excess contribution and its earnings on or before the date, including extensions, for filing your tax return. Any earnings on the withdrawn excess contribution will be taxable in the year the excess contribution was made and may be subject to a 10% penalty tax. In addition, in certain cases an excess contribution may be withdrawn after the time for filing your tax return. Finally, excess contributions for one year may be carried forward and applied against the contribution limitation in succeeding years.

             10. Tax Deductibility of Annual Contributions. Although you may make an IRA contribution within the limitations described above, all or a portion of your contribution may be nondeductible. No deduction is allowed for a rollover contribution or transfer. If you are not married and are not an "active participant" in an employer-sponsored retirement plan, you may make a fully deductible IRA contribution in any amount up to $2,000 or 100% of your compensation for the year, whichever is less. The same limits apply if you are married and file a joint return with your spouse and neither you nor your spouse is an "active participant" in an employer-sponsored retirement plan.

             An employer-sponsored retirement plan includes any of the following types of retirement plans:

             --   a qualified pension, profit-sharing, or
                  stock bonus plan established in accordance with IRC 401(a) or 401(k),
             --   a Simplified Employee Pension Plan (SEP)
                  (IRC 408(k)),
             -- a deferred compensation plan maintained by a governmental unit or agency,
             --   tax-sheltered annuities and custodial
                  accounts (IRC 403(b) and 403(b)(7)),
             --   a qualified annuity plan under IRC Section
                  403(a).

   Distributions from the types of plans listed above are eligible to be rolled over or transferred to your IRA.

             Generally, you are considered an "active participant" in a defined contribution plan if an employer contribution or forfeiture was credited to your account during the year. You are considered an "active participant" in a defined benefit plan if you are eligible to participate in a plan, even though you elect not to participate. You are also treated as an "active participant" if you make a voluntary or mandatory contribution to any type of plan, even if your employer makes no contribution to the plan.

             If you (or your spouse, if filing a joint tax return) are covered by an employer-sponsored retirement plan, your IRA contribution is fully deductible if your adjusted gross income (or combined income if you file a joint tax return) does not exceed certain limits. For this purpose adjusted gross income is not modified to take into account any deduction for IRA contributions, but does take into account the passive loss limitations under Code Section 86 and any taxable benefits under the Social Security Act and the Railroad Retirement Act.

             If you (or your spouse, if filing a joint tax return) are covered by an employer-sponsored retirement plan, the deduction for your IRA contribution is reduced proportionately for adjusted gross income which exceeds the applicable dollar amount. The applicable dollar amount for an individual is $25,000 and $40,000 for married couples filing a joint tax return. The applicable dollar limit for married individuals filing separate returns if $0. If your adjusted gross income exceeds the applicable dollar amount by $10,000 or less, you may make a deductible IRA contribution. The deductible amount, however, will be less than $2000.

             To determine the amount of your deductible contribution, use the following calculations:

             1) Subtract the applicable dollar amount from your adjusted gross income. If the result is $10,000 or more, you can only make a nondeductible contribution to your IRA.

             2)   Divide the above figure by $10,000, and
                  multiply that percentage by $2,000.

             3) Subtract the dollar amount (result from #2 above) from $2,000 to determine the amount which is deductible.

             If the deduction limit is not a multiple of $10 then it should be rounded up to the next $10. There is a $200 minimum floor on the deduction limit if your adjusted gross income does not exceed $35,000 (for a single taxpayer), $50,000 (for married taxpayers filing jointly) or $10,000 (for a married taxpayer filing separately).

             Even if your income exceeds the limits described above, you may make a contribution to your IRA up to the contribution limitations described in Section 5 above. To the extent that your contribution exceeds the deductible limits, it will be nondeductible. However, earnings on all IRA contributions are tax deferred until distribution.

             11. Simplified Employee Pension Plan. Your IRA may be used as part of a Simplified Employee Pension Plan established by your employer. Your employer may contribute to your IRA/SEP up to a maximum of 15% of your compensation or $30,000, whichever is less. If your SEP Plan permits, you may also elect to have your employer make salary reduction contributions of up to $9,240 for 1995 (adjusted periodically for cost of living increases) to your IRA. However, the combination of the employer's contributions and your salary reduction contributions may not exceed the lesser of 15% of your compensation or $30,000. It is your responsibility and that of your employer to see that contributions in excess of normal IRA limits are made under a valid Simplified Employee Pension Plan and are, therefore, proper.

             12. Form of Distributions. Distributions may be made in any one of three methods:

             (a)  a lump-sum distribution,

             (b) installments over a period not extending beyond your life expectancy (as determined by actuarial tables), or

             (c) installments over a period not extending beyond the joint life expectancy of you and your designated beneficiary (as determined by actuarial tables).

             13. Latest Time to Withdraw. You must begin receiving the assets in your account no later than April 1 following the calendar year in which you reach age 70-1/2 (your "required beginning date"). In general, the minimum amount that must be distributed each year is equal to the amount obtained by dividing the balance in your IRA on the last day of the prior year (or the last day of the year prior to the year in which you attain age 70-1/2) by your life expectancy, the joint life expectancy of you and your beneficiary, or the specified payment term, whichever is applicable. A federal tax penalty may be imposed against you if the required minimum distribution is not made for the year you reach age 70-1/2 and for each year thereafter. The penalty is equal to 50% of the amount by which the actual distribution is less than the required minimum.

             Unless you or your spouse elects otherwise, your life expectancy and/or the life expectancy of your spouse will be recalculated annually. An election not to recalculate life expectancy(ies) is irrevocable and will apply to all subsequent years. The life expectancy of a nonspouse beneficiary may not be recalculated.

             If you have two or more IRAs, you may satisfy the minimum distribution requirements by receiving a distribution from one of your IRAs in an amount sufficient to satisfy the minimum distribution requirements for your other IRAs. You must still calculate the required minimum distribution separately for each IRA, but then such amounts may be totalled and the total distribution taken from one or more of your individual IRAs.

             Distribution from your IRA must satisfy the special "incidental death benefit" rules of the Internal Revenue Code. These provisions set forth certain limitations on the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse, your beneficiary will be generally considered to be no more than 10 years younger than you for the purpose of calculating the minimum amount that must be distributed.

             14. Distribution of Account Assets After Death. If you die before receiving the balance of your account, distribution of your remaining account balance is subject to several special rules. If you die on or after your required beginning date, distribution must continue in a method at least as rapid as under the method of distribution in effect at your death. If you die before your required beginning date, your remaining interest will, at the election of your beneficiary or beneficiaries, (i) be distributed by December 31 of the year in which occurs the fifth anniversary of your death, or (ii) commence to be distributed by December 31 of the year following your death over a period not exceeding the life or life expectancy of your designated beneficiary or beneficiaries.

             Two additional distribution options are available if your spouse is the beneficiary: (i) payments to your spouse may commence as late as December 31 of the year you would have attained age 70-1/2 and be distributed over a period not exceeding the life or life expectancy of your spouse, or (ii) your spouse can simply elect to treat your IRA as his or her own, in which case distributions will be required to commence by April 1 following the calendar year in which your spouse attains age 70-1/2.

             15. Tax Treatment of Distributions. Amounts distributed to you are generally includable in your gross income in the taxable year you receive them and are taxable as ordinary income. To the extent, however, that any part of a distribution constitutes a return of your nondeductible contributions, it will not be included in your income. The amount of any distribution excludable from income is the portion that bears the same ratio as your aggregate nondeductible contributions bear to the balance of your IRA at the end of the year (calculated after adding back distributions during the year). For this purpose, all of your IRAs are treated as single IRA. Furthermore, all distributions from an IRA during a taxable year are to be treated as one distribution. The aggregate amount of distributions excludable from income for all years cannot exceed the aggregate nondeductible contributions for all calendar years.

             No distribution to you or anyone else from your account can qualify for capital gains treatment under the federal income tax laws. Similarly, you are not entitled to the special five- or ten-year averaging rule for lump-sum distributions available to persons receiving distributions from certain other types of retirement plans. All distributions are taxed to the recipient as ordinary income except the portion of a distribution which represents a return of nondeductible contributions.

             16. Early Distributions. Distributions from your IRA made before age 59-1/2 will be subject to a 10% nondeductible penalty tax unless the distribution is a return of nondeductible contributions or is made because of your death, disability, as part of a series of substantially equal periodic payments over your life expectancy or the joint life expectancy of you and your beneficiary, or the distribution is an exempt withdrawal of an excess contribution. The penalty tax may also be avoided if the distribution is rolled over to another individual retirement account.

             17. Qualification of Plan. Your Individual Retirement Account Plan has been approved as to form by the Internal Revenue Service. The Internal Revenue Service approval is a determination only as to the form of the Plan and does not represent a determination of the merits of the Plan as adopted by you. You may obtain further information with respect to your Individual Retirement Account from any district office of the Internal Revenue Service.

             18. Prohibited Transactions. If any of the following events occur during the existence of your IRA, your account will be disqualified, and the entire balance in your account will be treated as if distributed to you and will be taxable to you as ordinary income during the year in which such event occurs:

             (a) the sale, exchange, or leasing of any property between you and your account,

             (b) the lending of money or other extensions of credit between you and your account,

             (c) the furnishing of goods, services, or facilities between you and your account, and/or

   If you are under age 59-1/2, you may also be subject to the 10% tax on early distributions.

             19. Penalty for Pledging Account. If you use (pledge) all or part of your IRA as security for a loan, then the portion so pledged will be treated as if distributed to you and will be taxable to you as ordinary income during the year in which you make such pledge. The 10% additional tax on early distributions may also apply.

             20. Reporting for Tax Purposes. Deductible contributions to your IRA may be claimed as a deduction on your tax form 1040 for the taxable year contributed. If any nondeductible contributions are made by you during a tax year, such amounts must be reported on Form 8606 and attached to your Federal Income Tax Return for the year contributed. If you report a nondeductible contribution to your IRA and do not make the contribution, you will be subject to a $100 penalty for each overstatement unless a reasonable cause is shown for not contributing. Other reporting will be required by you in the event that special taxes or penalties described herein are due. You must also file Treasury Form 5329 with the IRS for each taxable year in which the contribution limits are exceeded, a premature distribution takes place, or less than the required minimum amount is distributed from your IRA.

             21. Allocation of Earnings. The value of the shares purchased by your IRA increases or decreases in accordance with changes in the market value of the mutual fund shares held by your IRA. Any dividend or capital gains distributions on the shares purchased by your IRA will be used to purchase additional investment company shares at the then current net asset value. The growth in value of your IRA is neither guaranteed or projected.

             22. Income Tax Withholding. You must indicate on distribution requests whether or not federal income taxes should be withheld. Redemption request not indicating an election not to have federal income tax withheld will be subject to withholding.

             23. Other Information. Information about the shares of each mutual fund available for investment by your IRA must be furnished to you in the form of a prospectus governed by rules of the Securities and Exchange Commission. Please refer to the prospectus for detailed information concerning your mutual fund. You may obtain further information concerning IRAs from any District Office of the Internal Revenue Service.

             Fees and other expenses of maintaining your account may be charged to you or your account.